Filed Pursuant to Rule 424(b)(3)
Registration No: 333-181205

PROSPECTUS SUPPLEMENT

To Prospectus Dated May 7, 2012

7,000,000 Shares

Ulta Salon, Cosmetics & Fragrance, Inc.

Common Stock

The selling stockholders identified in this prospectus supplement are offering 7,000,000 shares of our common stock. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

Our common stock is listed on The NASDAQ Global Select Market under the symbol “ULTA.” The last reported sale price of the common stock on May 9, 2012 was $84.27 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page S-12 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$84.00	$588,000,000
Underwriting discount	$2.94	$20,580,000
Proceeds to the selling stockholders (before expenses)	$81.06	$567,420,000

To the extent that the underwriters sell more than 7,000,000 shares of common stock, for a period of 30 days from the date of this prospectus supplement, the underwriters have the option to purchase up to an additional 1,050,000 shares from one of the selling stockholders on the same terms and conditions set forth above.

The underwriters expect to deliver the shares to purchasers on or about May 15, 2012.

Goldman, Sachs & Co.	J.P. Morgan

William Blair	Piper Jaffray	Wells Fargo Securities

The date of this prospectus supplement is May 9, 2012

Prospectus Supplement

Prospectus

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of an “automatic shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. Under the shelf process, the selling stockholders (or their pledgees, donees, transferees, assignees or other successors-in-interest) may offer and sell, from time to time, an aggregate of up to 11,201,970 shares of our common stock under the prospectus. This prospectus supplement contains specific information about the selling stockholders and the terms on which they are offering and selling shares of our common stock. To the extent that any statement made in this prospectus supplement is inconsistent with statements made in the prospectus, the statements made in the prospectus will be deemed modified or superseded by those made in this prospectus supplement. Before you purchase shares of our common stock, you should carefully read this prospectus supplement, the registration statement and the accompanying prospectus together with the documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

You should rely only on the information we provide or incorporate by reference in this prospectus supplement and the accompanying prospectus. Neither we nor the selling stockholders have authorized any other person to provide you with different information. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus, including the documents we incorporated by reference herein or therein, contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “plans,” “estimates,” or other comparable words. Any forward-looking statements contained in this prospectus supplement and the accompanying prospectus, including the information we incorporate by reference herein or therein, are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties, which include, without limitation: the impact of weakness in the economy; changes in the overall level of consumer spending; changes in the wholesale cost of our products; the possibility that we may be unable to compete effectively in our highly competitive markets; the possibility that our continued opening of new stores could strain our resources and have a material adverse effect on our business and financial performance; the possibility that new store openings and existing locations may be impacted by developer or co-tenant issues; the possibility that the capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans; the possibility of material disruptions to our information systems; weather conditions that could negatively impact sales; and other risk factors detailed in our public filings with the SEC. You are urged to carefully review the disclosures we make concerning the risks, uncertainties and assumptions that may affect our business and operating results, including, but not limited to, the risks, uncertainties and assumptions set forth in our most recent Annual Report on Form 10-K under the captions “Risk Factors,” “Business,” “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and any of those made in our other reports filed with the SEC. Please consider our forward-looking statements in light of those risks, uncertainties and assumptions as you read this prospectus supplement and the accompanying prospectus.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of the relevant document. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We undertake no obligation to update any forward-looking statements after the date of this prospectus supplement, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Before deciding to invest in shares of our common stock, you should read the entire prospectus supplement and the accompanying prospectus carefully, especially the matters discussed under “Risk Factors” beginning on page S-12 and the documents incorporated by reference, including our financial statements and the related notes included in our Annual Report on Form 10-K for the fiscal year ended January 28, 2012. See “Where You Can Find More Information” and “Incorporation by Reference” in the accompanying prospectus. Unless the context otherwise requires, the terms “Ulta,” “Company,” “we,” “us” and “our” refer to Ulta Salon, Cosmetics & Fragrance, Inc.

Company Overview

We are currently the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and salon services in the United States. We focus on providing affordable indulgence to our customers by combining one-stop shopping in convenient locations with the distinctive environment and experience of a specialty retailer.

We believe our strategy provides us with competitive advantages in both normal and challenging economic environments and has contributed to our strong financial performance. We have achieved positive comparable store sales for over ten years and have grown our net sales from $755.1 million in fiscal year 2006 to $1.8 billion in fiscal year 2011, representing a compound annual growth rate, or CAGR, of 19%. We have grown our net income from $22.5 million in fiscal year 2006 to $120.3 million in fiscal year 2011, representing a CAGR of 40%. We believe that we have performed well through industry cycles due to our unique customer proposition. We generated comparable store sales increases of 10.9% in the 2011 fiscal year and 11.5% for the three months ended January 28, 2012, and we believe that we will generate comparable store sale increases of 10.1% for the three months ended April 28, 2012. Additionally, we realized 69.3% growth in net income for the 2011 fiscal year. Key aspects of our business include:

One-Stop Shopping. Our customers can satisfy all of their beauty needs at Ulta. We offer a unique combination of over 20,000 prestige and mass beauty products organized by category in a bright, open store environment. The beauty products are arranged in self-service displays and full-service boutiques in a way that encourages our customers to play, touch, test, learn and explore. We believe we offer the widest selection of categories across prestige and mass cosmetics, fragrance, haircare, skincare, bath and body products and salon styling tools. We also offer a full-service salon and a wide range of salon haircare products in all of our stores.

Our Value Proposition. We believe our focus on delivering a compelling value proposition to our customers across all of our product categories is fundamental to our customer loyalty. For example, we run frequent promotions and coupons for our mass brands, gift-with-purchase offers and multi-product gift sets for our prestige brands, and a comprehensive customer loyalty program.

An Off-Mall Location. Our stores are predominately located in convenient, high-traffic locations such as power centers. Our typical store is approximately 10,000 square feet, including approximately 950 square feet dedicated to our full-service salon. Our displays, store design and open layout allow us the flexibility to respond to consumer trends and changes in our merchandising strategy. As of April 28, 2012, we operated 467 stores across 44 states.

We were founded in 1990 as a discount beauty retailer at a time when prestige, mass and salon products were sold through distinct channels — department stores for prestige products, drug stores and mass merchandisers for mass products, and salons and authorized retail outlets for professional haircare products. After extensive research, we recognized an opportunity to better satisfy how a woman wanted to shop for beauty products. This led to what we believe to be a unique retail approach that focuses on all aspects of how women prefer to shop for beauty products by combining one-stop shopping, a compelling value proposition and convenient locations, together with an uplifting specialty retail experience. While we are currently executing on the core elements of our business strategy, we plan to continually refine our approach in order to further enhance the shopping experience for our customers.

We are a Delaware corporation. Our principal executive offices are located at 1000 Remington Blvd., Suite 120, Bolingbrook, Illinois 60440, and our main telephone number at that location is (630) 410-4800. We maintain a website at www.ulta.com. The information contained in, or that can be accessed through, our website does not constitute a part of this prospectus supplement or the accompanying prospectus.

Competitive Strengths

We believe the following competitive strengths differentiate us from our competitors and are critical to our continuing success:

Differentiated merchandising strategy with broad appeal. We believe our broad selection of merchandise across categories, price points and brands offers a unique shopping experience for our customers. While the products we sell can be found in department stores, specialty stores, salons, drug stores and mass merchandisers, we offer all of these products in one retail format so that our customer can find everything she needs in one shopping trip. We appeal to a wide range of customers by offering over 500 brands in the cosmetics, fragrance, skincare, and haircare categories. We also offer exclusive Ulta brand products in key categories. Women of all ages, demographics, and lifestyles are attracted to our broad assortment which spans prestige, mass and salon products.

Our unique customer experience. We combine value and convenient locations with the distinctive environment and experience of a specialty retailer. We cater to the woman who loves to indulge in shopping for beauty products as well as the woman who is time constrained and comes to the store knowing exactly what she wants. Our distribution infrastructure has consistently delivered an in-stock rate of greater than 95%, allowing our customers to find the products they are looking for. Our well-trained beauty consultants are not commission-based or brand-dedicated and therefore can provide unbiased and customized advice tailored to our customers’ needs. Together with our customer service strategy, our store locations, layout and design help create our unique retail shopping experience, which we believe increases both the frequency and length of our customers’ visits.

Retail format poised to benefit from shifting channel dynamics. Over the past several years, the approximately $100 billion beauty products and salon services industry has experienced significant changes, including a shift in how manufacturers distribute and customers purchase beauty products. This has enabled the specialty retail channel in which we operate to grow at a greater rate than the industry overall since 2000. We are capitalizing on these trends by offering a primarily off-mall, service-oriented specialty retail concept with a comprehensive product mix across categories and price points.

Loyal and active customer base. We have over nine million customer loyalty program members. We utilize this valuable proprietary database to drive traffic, better understand our customers’ purchasing patterns and support new store site selection. We regularly employ a broad range of media, including digital catalogs and newspaper inserts, to entertain and educate our customers and, most importantly, to drive traffic to our stores.

Strong vendor relationships across product categories. We have strong, active relationships with over 300 vendors, including Estée Lauder, Bare Escentuals, Coty, L’Oréal and Procter & Gamble. We believe the scope and extent of these relationships, which span the three distinct beauty categories of prestige, mass and salon and have taken years to develop, create a significant impediment for other retailers to replicate our model. These relationships also frequently afford us the opportunity to work closely with our vendors to market both new and existing brands in a collaborative manner.

Experienced management team. We have an experienced senior management team with extensive retail experience that brings a creative merchandising approach and a disciplined operating philosophy to our business. We continue to expand the depth of our management team at all levels and in all functional areas to support our growth strategy.

Growth Strategies

We intend to expand our presence as a leading retailer of beauty products and salon services by pursuing the following primary growth strategies:

Accelerate pace of new store expansion and grow to over 1,000 stores in the United States. We continue to believe that over the long-term, we have the potential to grow our store base to over 1,000 Ulta stores in the United States. Our internal real estate model takes into account a number of variables, including demographic and sociographic data as well as population density relative to maximum drive times, economic and competitive factors. We plan to continue opening stores both in markets in which we currently operate and new markets. As the economy continues to recover, we have been successful in opening new stores in diverse markets across the United States, allowing us to increase our new store growth rates back to historical levels consistent with our long-term target of 15% to 20%.

We opened 61 new stores during fiscal 2011, representing a 16% increase in square footage growth and a 30% increase in the number of new stores opened compared to 47 in fiscal 2010. We also remodeled 17 stores and relocated 2 stores in fiscal 2011. Our fiscal 2011 and 2010 new store program represents primarily new stores opened in existing centers compared to prior years when the new store openings were more balanced between new and existing centers. This trend is expected to continue for several more years. The shift to more existing centers had no impact on new store performance. For 2012, we plan on expanding square footage by approximately 22% with the opening of approximately 100 new stores.

	Fiscal Year
	2007	2008	2009	2010	2011
Total stores beginning of period	196	249	311	346	389
Stores opened	53	63	37	47	61
Stores closed	—	(1)	(2)	(4)	(1)

Total stores end of period	249	311	346	389	449
Stores remodeled	17	8	6	13	17
Total square footage	2,589,244	3,240,579	3,613,840	4,094,808	4,747,148
Average square footage per store	10,399	10,420	10,445	10,526	10,573

Continue expanding our offering by adding new products, brands and service offerings. Our strategy is to continue to expand our portfolio of products, brands and services both by capitalizing on the success of our existing vendor relationships and by identifying and developing new vendor relationships. Over the last several years we have added new products from existing vendors across product categories. We have also added a number of new brands in recent years, most notably in our prestige category which is currently the beauty industry’s highest growth category. Brand additions include Mark Jacobs, Givenchy, Taylor Swift, Dolce & Gabbana and Coach in fragrance; Bliss, Clarisonic, Mario Badescu, Jack Black, The Art of Shaving, Dermalogica and Philosophy in skin care; Laura Geller, Butter London, Benefit, Cargo and Tarte in cosmetics; and Living Proof, Phyto, Ouidad and Pureology in haircare. We also offer haircare services in our full service salons as well as skin and brow services in each of our stores. We plan to continue expanding our portfolio of services in the future by establishing Ulta as a leading salon authority providing high quality and consistent services from our licensed stylists and introducing new beauty-related services, such as hair straightening and gel manicures.

Enhancing our successful loyalty program. We have over nine million active customer loyalty members who are enrolled in our loyalty programs. Loyalty member transactions represent more than 50% of our annual total net sales, and the transaction data demonstrates that loyalty members shop with higher frequency and spend more per visit as compared to non-members. We have been converting loyalty members from our national certificate program to the ULTAmate Rewards program which is a points-based program. Currently approximately 50% of our stores are on the points-based program. Both loyalty programs provide a robust database of customer and shopping behavior information which provides a significant long-term opportunity for customer relationship management applications, including enabling customer segmentation and one-on-one marketing communications tailored to our customers’ unique beauty needs.

Broaden our marketing reach. We believe a key component of our success is the brand exposure we get from our marketing initiatives, which provide an effective means to introduce new products, brands and services to our existing and potential new customers. We have historically utilized primarily direct mail advertising, catalogues and newspaper inserts to communicate with our customers. Our national magazine print advertising campaign exposes potential new customers to our retail and e-commerce businesses. We plan to continue to leverage our print marketing while expanding our reach into and use of other marketing channels, including various broadcast formats such as radio advertising, as well as digital, social media and e-mail marketing. We plan to continue to focus on our in-store marketing and eventing as an additional means of educating our customers and increasing the frequency of their visits to our stores.

Enhancing and expanding our digital business. Our website serves two roles: to generate direct channel sales and profits and to communicate with our customers in an interactive, enjoyable way to reinforce the Ulta brand and drive traffic to our stores. We continue to aggressively develop and add new website features and functionality, marketing programs, product assortment and new brands, and multi-channel integration points. We intend to establish ourselves over time as a leading online beauty resource by providing our customers with a rich online experience for information on key trends and products, editorial content, expanded assortments, leading website features and functionality, and social media content. Through our continued enhancements and multi-channel marketing initiatives, we believe we are well positioned to capitalize on the growth of Internet sales of beauty products. We believe our website and retail stores provide our customers with an integrated multi-channel shopping experience and increased flexibility for their beauty buying needs.

Improving our operating margins. We plan to continue to improve our operating results by leveraging our existing infrastructure and continually optimizing the efficiency of our operations. We will continue to make investments in our information systems to enable us to enhance our efficiency in areas such as merchandise planning and allocation, inventory management, distribution and point of sale functions. We believe we will continue to improve our profitability by reducing our operating expenses as a percentage of net sales, in particular supply chain, general corporate overhead and fixed store expenses.

Industry Overview

We operate within the large and steadily growing U.S. beauty products and salon services industry. This market represents approximately $100 billion in retail sales, according to Euromonitor International and IBIS World Inc. The approximately $59 billion beauty products industry includes color cosmetics, haircare, fragrance, bath and body, skincare, salon styling tools and other toiletries. Within this market, we compete across all major categories as well as a range of price points by offering prestige, mass and salon products. The approximately $41 billion salon services industry consists of hair, skin and nail services.

Distribution for beauty products is varied. Prestige products are typically purchased in department or specialty stores, while mass products are generally purchased at drug stores, food retail stores and mass merchandisers. In addition, salon haircare products are sold in salons and authorized professional retail outlets.

According to Euromonitor and IBIS World Inc. data, our industry grew at an annual average rate of 0.9% between 2006 and 2011, while we increased our market share by growing net sales at an annual average rate of 18.7% between fiscal year 2006 and fiscal year 2011. In addition, based on Euromonitor and IBIS World Inc. estimates, our industry is expected to grow at an annual average rate of approximately 3.0% through 2016. As a leader in our industry, we expect our organic revenue to exceed the projected industry growth as a result of our off-mall, service-oriented specialty retail concept with a comprehensive product mix across categories and price points.

Recent Developments

Our first quarter fiscal 2012 ended on April 28, 2012. Although our results of operations for first quarter fiscal 2012 have not been finalized, the following preliminary, unaudited information reflects our expectations with respect to our results of operations for the first quarter based on currently available information. These preliminary results are subject to completion and review of our financial statements for the period, and our actual results may vary materially from our estimates. This preliminary financial data has been prepared by, and is the responsibility of, management of Ulta. Ernst & Young LLP has not audited, reviewed, compiled or performed any procedures with respect to such preliminary financial data.

We now expect to report that total net sales for first quarter fiscal 2012 were $474 million, as compared to our previous guidance of $452 million to $460 million. This represents a 22.8% increase from total net sales of $386 million for first quarter fiscal 2011. Comparable store sales for first quarter fiscal 2012 are now expected to increase 10.1%. This compares to our previous guidance for comparable store sales to increase in a range of 6% to 8%. First quarter fiscal 2011 comparable store sales increased 11.1%. This expected result for first quarter 2012 represents a two year comparable store sales increase of 21.2%.

Income per diluted share for first quarter fiscal 2012 is now expected to be in the range of $0.52 to $0.53 reflecting an increase of approximately 42% compared to income per diluted share of $0.37 for first quarter fiscal 2011. As planned, this expected income per diluted share for first quarter fiscal 2012 includes incremental pre-opening expense from our accelerated new store program which will have a negative impact of $0.01 on income per diluted share compared to first quarter fiscal 2011. Our previous guidance for income per diluted share was $0.46 to $0.48. We opened 18 new stores in first quarter fiscal 2012 compared to five in first quarter fiscal 2011.

The aforementioned references to previous guidance ranges refer to guidance issued in connection with our earnings call held on March 8, 2012 where we issued initial guidance for first quarter fiscal 2012.

On March 8, 2012, we announced that our Board of Directors had declared a $1.00 per share special cash dividend to shareholders of record as of the close of business on March 20, 2012. The special cash dividend, which totals approximately $62 million, is payable on May 15, 2012. Investors in this offering will not receive this dividend.

On March 8, 2012, we announced the implementation of a Chief Financial Officer succession plan after Gregg R. Bodnar, our current Chief Financial Officer, advised us that due to a family health issue he will be required to relocate out of state and, as a result, intends to step down from his current position at such time as a suitable successor Chief Financial Officer can be identified. In order to facilitate an orderly transition, Mr. Bodnar plans to remain in his present position pending the appointment of his successor and to assist in the transition of his successor.

THE OFFERING

Common stock offered by the selling stockholders	7,000,000 shares

Underwriters’ option to purchase additional shares of common stock from one of the selling stockholders	1,050,000 shares

Common stock outstanding after the offering	62,883,482 shares

Preferred stock purchase rights	Each share of common stock offered hereby will have associated with it one preferred stock purchase right, which is presently attached to and trades with our common stock, issuable under our stockholder rights agreement. See “Description of Capital Stock — Stockholder Rights Agreement” in the accompanying prospectus for additional information regarding our stockholder rights agreement.

NASDAQ Global Select Market symbol	“ULTA”

Use of proceeds	We will not receive any proceeds from the shares sold by the selling stockholders.

Risk factors	See “Risk Factors” and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus for a discussion of factors you should carefully consider before deciding whether to invest in shares of our common stock.

The share information above is based on 62,883,482 shares of common stock outstanding as of May 1, 2012 and excludes:

•

15,757 shares of our common stock reserved for issuance upon exercise of options outstanding as of May 1, 2012 under our Second Amended and Restated Restricted Stock Option Plan, as amended, or the Old Plan, at a weighted average exercise price of $0.97. No further awards will be made under the Old Plan;

•

176,507 shares of our common stock reserved for issuance upon exercise of options outstanding as of May 1, 2012 under our 2002 Equity Incentive Plan, or the 2002 Plan, at a weighted average exercise price of $9.50. No further awards will be made under the 2002 Plan;

•

2,062,594 shares of our common stock reserved for issuance upon exercise of options outstanding as of May 1, 2012 under our 2007 Incentive Award Plan, or the 2007 Plan, at a weighted average exercise price of $20.85. No further awards will be made under the 2007 Plan;

•

603,733 shares of our common stock reserved for issuance upon exercise of options outstanding as of May 1, 2012 under our 2011 Incentive Award Plan, or the 2011 Plan, at a weighted average exercise price of $69.25;

•	18,056 shares of our common stock subject to restriction and forfeiture outstanding as of May 1, 2012 under the 2011 Plan; and

•	5,059,147 shares of our common stock reserved for issuance pursuant to future grants under the 2011 Plan.

Unless we indicate otherwise, the information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase up to 1,050,000 additional shares of our common stock from one of the selling stockholders.

SUMMARY FINANCIAL AND OPERATING DATA

The following table sets forth our summary financial and operating data for the periods indicated. The following summary income statement data, other operating data and balance sheet data as of and for the years ended January 28, 2012, January 29, 2011 and January 30, 2010 are derived from our audited financial statements, which are incorporated herein by reference. Our historical results are not necessarily indicative of our results for any future period.

This information should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended January 28, 2012, including the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our financial statements and related notes appearing therein.

	Fiscal year ended(1)
(In thousands, except per share and per square foot data)	January 30, 2010	January 29, 2011	January 28, 2012
Income Statement:
Net sales	$1,222,771	$1,454,838	$1,776,151
Cost of sales	846,202	970,753	1,159,311

Gross profit	376,569	484,085	616,840
Selling, general, and administrative expenses	302,413	358,106	410,658
Pre-opening expenses	6,003	7,095	9,987

Operating income	68,153	118,884	196,195
Interest expense	2,202	755	587

Income before income taxes	65,951	118,129	195,608
Income tax expense	26,595	47,099	75,344

Net income	$39,356	$71,030	$120,264

Net income per share:
Basic	$0.68	$1.20	$1.96
Diluted	$0.66	$1.16	$1.90
Weighted average number of shares:
Basic	57,915	58,959	61,259
Diluted	59,237	61,288	63,334
Other Operating Data:
Comparable store sales increase(2)	1.4%	11.0%	10.9%
Number of stores end of period	346	389	449
Total square footage end of period	3,613,840	4,094,808	4,747,148
Total square footage per store(3)	10,445	10,526	10,573
Average total square footage(4)	3,459,628	3,811,597	4,413,236
Net sales per average total square foot(5)	$353	$382	$402
Capital expenditures	68,105	97,115	128,636
Depreciation and amortization	62,166	64,936	75,931

	Fiscal year ended(1)
(In thousands, except per share and per square foot data)	January 30, 2010	January 29, 2011	January 28, 2012
Balance Sheet Data:
Cash and cash equivalents	$4,017	$111,185	$253,738
Working capital	136,417	241,032	415,377
Property and equipment, net	290,861	326,099	376,985
Total assets	553,635	730,488	957,217
Total debt	—	—	—
Total stockholders’ equity	292,608	402,533	584,704

(1)	Our fiscal year-end is the Saturday closest to January 31 based on a 52/53-week year. Each fiscal year consists of four 13-week quarters, with an extra week added onto the fourth quarter every five or six years.

(2)	Comparable store sales increase reflects sales for stores beginning on the first day of the 14th month of operation. Remodeled stores are included in comparable store sales unless the store was closed for a portion of the current or comparable prior year.

(3)	Total square footage per store is calculated by dividing total square footage at end of period by number of stores at end of year.

(4)	Average total square footage represents a weighted average which reflects the effect of opening stores in different months throughout the year.

(5)	Net sales per average total square foot was calculated by dividing net sales for the trailing 12-month period by the average square footage for those stores open during each year.

RISK FACTORS

Investing in our common stock involves a high degree of risk and uncertainty. Before purchasing our common stock, you should carefully consider the risks described below and in the accompanying prospectus, together with all other information contained in or incorporated by reference in this prospectus supplement, including the risks set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 28, 2012. Please see “Forward-Looking Statements” and “Incorporation by Reference” in this prospectus supplement and the accompanying prospectus. If any of the following risks or the risks set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 28, 2012 occur, our business, financial condition, results of operations or future growth could materially suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. The risks described below and under the heading “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended January 28, 2012 are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.

Risks Related to our Common Stock and this Offering

The market price for our common stock may be volatile, and you may not be able to sell our stock at a favorable price or at all.

The market price of our common stock is likely to fluctuate significantly from time to time in response to factors including:

•	differences between our actual financial and operating results and those expected by investors;

•	fluctuations in quarterly operating results;

•	our performance during peak retail seasons such as the holiday season;

•	market conditions in our industry and the economy as a whole;

•	changes in the estimates of our operating performance or changes in recommendations by any research analysts that follow our stock or any failure to meet the estimates made by research analysts;

•	investors’ perceptions of our prospects and the prospects of the beauty products and salon services industries;

•	the performance of our key vendors;

•	announcements by us, our vendors or our competitors of significant acquisitions, divestitures, strategic partnerships, joint ventures or capital commitments;

•	introductions of new products or new pricing policies by us or by our competitors;

•	small trading volumes and small public float;

•	stock transactions by our principal stockholders;

•	recruitment or departure of key personnel; and

•	the level and quality of securities research analyst coverage for our common stock.

In addition, public announcements by our competitors, other retailers and vendors concerning, among other things, their performance, strategy, or accounting practices could cause the market price of our common stock to decline regardless of our actual operating performance.

Our comparable store sales and quarterly financial performance may fluctuate for a variety of reasons, which could result in a decline in the price of our common stock.

Our comparable store sales and quarterly results of operations have fluctuated in the past, and we expect them to continue to fluctuate in the future. A variety of other factors affect our comparable store sales and quarterly financial performance, including:

•	general U.S. economic conditions and, in particular, the retail sales environment;

•	changes in our merchandising strategy or mix;

•	performance of our new and remodeled stores;

•	the effectiveness of our inventory management;

•	timing and concentration of new store openings, including additional human resource requirements and related pre-opening and other start-up costs;

•	cannibalization of existing store sales by new store openings;

•	levels of pre-opening expenses associated with new stores;

•	timing and effectiveness of our marketing activities, such as catalogs and newspaper inserts;

•	seasonal fluctuations due to weather conditions; and

•	actions by our existing or new competitors.

Accordingly, our results for any one fiscal quarter are not necessarily indicative of the results to be expected for any other quarter, and comparable store sales for any particular future period may decrease. In that event, the price of our common stock would likely decline.

A significant portion of our outstanding common stock is restricted from immediate resale, but may be sold into the public market in the near future. Future sales of our common stock in the public market could adversely affect the trading price of our common stock and our ability to raise capital.

If following this offering our existing stockholders, including our directors and our executive officers, sell substantial amounts of our common stock in the public market, or are perceived by the public market as intending to sell, the trading price of our common stock could decline significantly. As of May 1, 2012, we had 62,883,482 shares of common stock outstanding. These shares are freely tradable in the public market, except for shares of common stock held by directors, executive officers and our other affiliates that will be subject to volume limitations under Rule 144 of the Securities Act.

Subject to certain exceptions, including an exception for the sale of up to an aggregate of 1,000,000 shares of common stock, the holders of approximately 9.1% of our outstanding common stock are obligated not to dispose of or hedge any of their common stock during the 90-day period following the date of this prospectus supplement. After the expiration of the lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with the volume restrictions of Rule 144.

Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common stock and could impair our ability to raise capital. We cannot predict the effect, if any, that future sales of shares of our common stock or the availability of shares of our common stock for future sale will have on the trading price of our common stock.

Anti-takeover provisions in our organizational documents, stockholder rights agreement and Delaware law may discourage or prevent a change in control, even if a sale of the Company would be beneficial to our stockholders, which could cause our stock price to decline and prevent attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and by-laws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock, harm the market price of our common stock and diminish the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	authorizing our board of directors to issue preferred stock and additional shares of our common stock without stockholder approval;

•	prohibiting stockholder actions by written consent;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•

prohibiting our stockholders from making certain changes to our amended and restated certificate of incorporation or amended and restated bylaws except with a two-thirds majority stockholder approval; and

•	requiring advance notice for raising business matters or nominating directors at stockholders’ meetings.

As permitted by our amended and restated certificate of incorporation and by-laws, we have a stockholder rights agreement, sometimes known as a “poison pill,” which provides for the issuance of a new series of preferred stock to holders of common stock. In the event of a takeover attempt, this preferred stock gives rights to holders of common stock other than the acquirer to buy additional shares of common stock at a discount, leading to the dilution of the acquirer’s stake.

We are also subject to provisions of Delaware law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for three years after the stockholder becomes a 15% stockholder, subject to specified exceptions. Together, these provisions of our certificate of incorporation, by-laws, stockholder rights agreement and Delaware law could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

There can be no assurance that we will declare dividends on our common stock in the future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

Although we announced a special cash dividend on March 8, 2012 that is payable on May 15, 2012, any future dividend on our common stock, including the common stock offered hereby, will be within the discretion of our board of directors and will depend on, among other things, our financial condition, results of operations, capital requirements, borrowing capacity, capital expenditure requirements, contractual restrictions, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. We may not generate sufficient cash from operations in the future to pay dividends on our common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK

Our common stock has traded on The NASDAQ Global Select Market under the symbol “ULTA” since it began trading on October 25, 2007. Our initial public offering was priced at $18.00 per share on October 25, 2007. The following table sets forth, for the time periods indicated, the high and low sales prices of our common stock as reported on The NASDAQ Global Select Market.

Fiscal Year 2012	High	Low
First quarter	$95.56	$76.15
Second quarter (through May 9, 2012)	91.33	84.27

Fiscal Year 2011	High	Low
First quarter	$53.19	$36.73
Second quarter	68.70	49.61
Third quarter	72.86	48.89
Fourth quarter	78.80	64.09

Fiscal Year 2010	High	Low
First quarter	$25.36	$17.29
Second quarter	26.18	21.24
Third quarter	32.33	22.18
Fourth quarter	37.85	30.41

On May 9, 2012 the last reported sale price of our common stock on the NASDAQ Global Select Market was $84.27. As of May 1, 2012, there were approximately 88 holders of record of our common stock.

SELLING STOCKHOLDERS

The following information supplements the information set forth under the caption “Selling Stockholders” in the accompanying prospectus to reflect the shares of our common stock actually being offered by selling stockholders in this offering and the grant by one of the selling stockholders to the underwriters of an option for a period of 30 days from the date of this prospectus supplement to purchase up to 1,050,000 additional shares of our common stock to the extent that the underwriters sell more than 7,000,000 shares of common stock. The information is based on information provided by the selling stockholders to us and is as of the date of this prospectus supplement. The percentage of shares beneficially owned by the selling stockholders prior to the offering is based on 62,883,482 shares of our common stock outstanding as of May 1, 2012.

	Number of Shares Owned					Percentage of Shares Outstanding
Name of Selling Stockholder	Before Offering	Shares Being Offered	Shares Being Offered in Option to Purchase Additional Shares	After Offering Assuming No Exercise of Option to Purchase Additional Shares	After Offering Assuming Full Exercise of Option to Purchase Additional Shares	Before Offering	After Offering Assuming No Exercise of Option to Purchase Additional Shares	After Offering Assuming Full Exercise of Option to Purchase Additional Shares
Doublemousse B.V.(1)	11,029,471	6,907,108	1,050,000	4,122,363	3,072,363	17.5%	6.6%	4.9%
Moussetrap(2)	92,892	92,892	—	—	—	*	—	—

*	Represents less than 1%.

(1)	The shares are indirectly beneficially owned by (a) Chanel International B.V., the parent company of Doublemousse, and (b) Charles Heilbronn, who has been granted a power of attorney and proxy to exercise voting and investment power with respect to the shares. Mr. Heilbronn disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Doublemousse is party to the Third Amended and Restated Registration Rights Agreement, dated July 18, 2007, between the Company and the stockholders set forth on the signature pages thereto. The address of Doublemousse is Boerhaavelaan 22, 2713 HX Zoetermeer, The Netherlands.

(2)

The shares are indirectly beneficially owned by Mr. Heilbronn, who is the sole stockholder of one of Moussetrap’s general partners, Mousseless Inc. Mr. Heilbronn disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. The address of Moussetrap is 9 West 57th Street, New York, NY 10019.

UNDERWRITING

The Company, the selling stockholders and Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the underwriters, have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares
Goldman, Sachs & Co.	2,800,700
J.P. Morgan Securities LLC	2,800,700
William Blair & Company, L.L.C.	466,200
Piper Jaffray & Co.	466,200
Wells Fargo Securities, LLC	466,200

Total	7,000,000

The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to purchase up to an additional 1,050,000 shares from one of the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,050,000 additional shares.

	No Exercise	Full Exercise
Per Share	$2.94	$2.94
Total	$20,580,000	$23,667,000

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.764 per share from the public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part. The underwriters expect that the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about May 15, 2012. At that time, the underwriters will pay the selling stockholders for the shares in immediately available funds.

The Company, Doublemousse B.V. and other parties have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. Additionally, our named executive officers and directors, other than Mr. Heilbronn, are entitled to sell, in the aggregate, up to 1,000,000 shares of common stock that would otherwise be prohibited under this agreement.

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the NASDAQ Global Select Market or otherwise.

The Company may enter into derivative transactions with third parties, or sell securities not covered by this prospectus supplement to third parties in privately negotiated transactions. In connection with those derivatives, the third parties may sell securities covered by this prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the Company or borrowed from the Company or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the Company in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter or will be identified in a subsequently filed prospectus supplement.

The Company’s common stock is traded on the NASDAQ Global Select Market under the symbol “ULTA.”

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)  to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)  to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, subject to obtaining the prior consent of the representatives for any such offer; or

(d)  in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

Each underwriter has represented and agreed that:

(a)  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b)  it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The expenses of the offering, not including the underwriting discount and commissions, are estimated at $600,000 and are payable by us. In addition, we and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Company. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus supplement will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois. Certain legal matters in connection with the offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

EXPERTS

The financial statements of Ulta Salon, Cosmetics & Fragrance, Inc. appearing in Ulta Salon, Cosmetics & Fragrance, Inc.’s Annual Report (Form 10-K) for the fiscal year ended January 28, 2012, and the effectiveness of Ulta Salon, Cosmetics & Fragrance, Inc.’s internal control over financial reporting as of January 28, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.

This prospectus supplement and the accompanying prospectus are part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act. Pursuant to the SEC rules, this prospectus supplement and the accompanying prospectus, which form a part of the registration statement, do not contain all of the information in such registration statement. You may read or obtain a copy of the accompanying prospectus and the registration statement, including exhibits, from the SEC in the manner described above.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat this information in this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the termination of the offering; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	our Annual Report on Form 10-K for the fiscal year ended January 28, 2012, filed with the SEC on March 28, 2012;

•	our Proxy Statement on Schedule 14A for the annual stockholders’ meeting to be held on May 31, 2012, filed with the SEC on April 20, 2012;

•	our Current Reports on Form 8-K filed with the SEC on February 17, 2012 and March 8, 2012;

•

the description of our common stock, par value $0.01 per share, contained in our registration statement on Form 8-A filed with the SEC on October 24, 2007, including any amendments or reports filed for the purpose of updating the description; and

•

the description of our Series A Junior Participating Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed with the SEC on October 24, 2007, including any amendments or reports filed for the purpose of updating the description.

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus

You may request a free copy of any of the documents incorporated by reference in this prospectus supplement by writing to us or telephoning us at the address and telephone number set forth below.

Ulta Salon, Cosmetics & Fragrance, Inc

Attn: Investor Relations

1000 Remington Blvd., Suite 120

Bolingbrook, Illinois 60440

(630) 410-4800

You may also access all of the documents above and incorporated by reference into this prospectus supplement and the accompanying prospectus free of charge at our website www.ulta.com. The reference to our website does not constitute incorporation by reference of the information contained on such website.

PROSPECTUS

11,201,970 Shares

Ulta Salon, Cosmetics & Fragrance, Inc.

Common Stock

This prospectus relates to up to 11,201,970 shares of our common stock, par value $0.01 per share, which may be offered for sale from time to time by the selling stockholders (or by their pledgees, donees, transferees, assignees or other successors-in-interest) named in this prospectus. The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling stockholders may sell their shares of common stock in the section titled “Plan of Distribution” on page 12 of this prospectus. We will not receive any of the proceeds from the sale of the shares of common stock sold by the selling stockholders. We will pay all of the expenses incident to the registration of such shares, except that the selling stockholders will pay any applicable underwriting fees, discounts or commissions and transfer taxes.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “ULTA.” On May 4, 2012, the closing price of our common stock was $87.49 per share.

Investing in our securities involves risks. See “Risk Factors” on page 4 of this prospectus. You should also review carefully any risk factors included in an applicable prospectus supplement and in the documents incorporated by reference into this prospectus for a discussion of risks that you should consider before investing in our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2012

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic registration statement that we filed with the Securities and Exchange Commission, or SEC, as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process for the delayed offering and sale of securities pursuant to Rule 415 under the Securities Act. Under the shelf process, the selling stockholders (or their pledgees, donees, transferees, assignees or other successors-in-interest) may offer and sell, from time to time, an aggregate of up to 11,201,970 shares of our common stock under the prospectus. This prospectus only provides you with a general description of the securities that the selling stockholders may offer. Each time the selling stockholders sell securities, we will provide a prospectus supplement containing specific information about the selling stockholders and the terms on which they are offering and selling our common stock, if required. We may also add, update or change in a prospectus supplement any information contained in this prospectus. To the extent that any statement made in a prospectus supplement is inconsistent with statements made in this prospectus, the statements made in this prospectus will be deemed modified or superseded by those made in the prospectus supplement. You should read this prospectus and any accompanying prospectus supplement, as well as any post-effective amendments to the registration statement of which this prospectus is a part, together with the additional information described under “Where You Can Find More Information” and “Incorporation by Reference” before you make any investment decision.

You should rely only on the information contained in this prospectus or incorporated by reference in this prospectus or to which we have referred you, including any applicable prospectus supplement or free writing prospectus that we file with the SEC relating to this prospectus. Neither we nor the selling stockholders have authorized any dealer, salesman or other person to provide you with information different from that contained in this prospectus or additional information. This prospectus is offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus or any prospectus supplement or the date of any document incorporated by reference.

FORWARD-LOOKING STATEMENTS

This prospectus and any accompanying prospectus supplement, including the information we incorporate by reference herein or therein, contain “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “plans,” “estimates,” or other comparable words. Any forward-looking statements contained in this prospectus and any accompanying prospectus supplement, including the information we incorporate by reference herein or therein, are based upon our historical performance and on current plans, estimates and expectations. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties, which include, without limitation: the impact of weakness in the economy; changes in the overall level of consumer spending; changes in the wholesale cost of our products; the possibility that we may be unable to compete effectively in our highly competitive markets; the possibility that our continued opening of new stores could strain our resources and have a material adverse effect on our business and financial performance; the possibility that new store openings and existing locations may be impacted by developer or co-tenant issues; the possibility that the capacity of our distribution and order fulfillment infrastructure may not be adequate to support our recent growth and expected future growth plans; the possibility of material disruptions to our information systems; weather conditions that could negatively impact sales; and other risk factors detailed in our public filings with the SEC. You are urged to carefully review the disclosures we make concerning the risks, uncertainties and assumptions that may affect our business and operating results, including, but not limited to, the risks, uncertainties and assumptions set forth in our most recent Annual Report on Form 10-K under the captions “Risk Factors,” “Business,” “Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and any of those made in our other reports filed with the SEC. Please consider our forward-looking statements in light of those risks, uncertainties and assumptions as you read this prospectus.

Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of the relevant document. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws and regulations.

THE COMPANY

Unless the context indicates otherwise, references in this prospectus to “Ulta,” “we,” “us,” “our” and “the Company” refer to Ulta Salon, Cosmetics & Fragrance, Inc.

We were founded in 1990 as a discount beauty retailer at a time when prestige, mass and salon products were sold through distinct channels – department stores for prestige products, drug stores and mass merchandisers for mass products, and salons and authorized retail outlets for professional hair care products. After extensive research, we recognized an opportunity to better satisfy how a woman wanted to shop for beauty products. This led to what we believe to be a unique retail approach that focuses on all aspects of how women prefer to shop for beauty products by combining one-stop shopping, a compelling value proposition and convenient locations, together with an uplifting specialty retail experience. While we are currently executing on the core elements of our business strategy, we plan to continually refine our approach in order to further enhance the shopping experience for our customers. We believe our strategy provides us with the competitive advantages that have contributed to our strong financial performance.

We are currently the largest beauty retailer that provides one-stop shopping for prestige, mass and salon products and salon services in the United States. We focus on providing affordable indulgence to our customers by combining one-stop shopping in convenient locations with the distinctive environment and experience of a specialty retailer. Key aspects of our business include:

One-Stop Shopping. Our customers can satisfy all of their beauty needs at Ulta. We offer a unique combination of over 20,000 prestige and mass beauty products organized by category in a bright, open store environment. The beauty products are arranged in self-service displays and full-service boutiques in a way that encourages our customers to play, touch, test, learn and explore. We believe we offer the widest selection of categories across prestige and mass cosmetics, fragrance, haircare, skincare, bath and body products and salon styling tools. We also offer a full-service salon and a wide range of salon haircare products in all of our stores.

Our Value Proposition. We believe our focus on delivering a compelling value proposition to our customers across all of our product categories is fundamental to our customer loyalty. For example, we run frequent promotions and coupons for our mass brands, gift-with-purchase offers and multi-product gift sets for our prestige brands, and a comprehensive customer loyalty program.

An Off-Mall Location. Our stores are predominately located in convenient, high-traffic locations such as power centers. Our typical store is approximately 10,000 square feet, including approximately 950 square feet dedicated to our full-service salon. Our displays, store design and open layout allow us the flexibility to respond to consumer trends and changes in our merchandising strategy.

We are a Delaware corporation. Our principal executive offices are located at 1000 Remington Blvd., Suite 120, Bolingbrook, Illinois 60440 and our main telephone number at that address is (630) 410-4800. We maintain a website at www.ulta.com. The information contained in, or that can be accessed through, our website is not part of this prospectus or any accompanying prospectus supplement.

We have registered over 30 trademarks in the United States and other countries. The majority of our trademark registrations contain the ULTA mark, including, Ulta Salon Cosmetics Fragrance (and design), Ulta.com, and Ulta Beauty and two related designs. All marks that are deemed material to our business have been applied for or registered in the United States and select foreign countries, including Canada. All service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ service marks, trademarks or trade names to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by these other parties.

RISK FACTORS

Investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the specific risks described under the heading “Risk Factors” in any applicable prospectus supplement and under the caption “Risk Factors” in any of our filings with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, which are incorporated herein by reference. Each of the risks described in these headings could adversely affect our business, financial condition, results of operations and prospects, and could result in a complete loss of your investment. For more information, see “Where You Can Find More Information” and “Incorporation by Reference.”

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders.

DESCRIPTION OF CAPITAL STOCK

The following summary of the rights of our common stock and preferred stock is not complete and is subject to and qualified in its entirety by reference to our amended and restated certificate of incorporation, amended and restated bylaws, third amended and restated registration rights agreement and stockholder rights agreement, copies of which are incorporated by reference to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 70,000,000 shares of preferred stock in one or more series, par value $0.01 per share. Our board of directors may establish the rights and preferences of the preferred stock from time to time, without stockholder approval.

Common Stock

As of May 1, 2012, we had:

•	62,883,482 shares of common stock outstanding;

•	an aggregate of 15,757 shares of common stock reserved for issuance upon exercise of outstanding stock options granted under our Amended and Restated Restricted Stock Option Plan;

•	an aggregate of 176,507 shares of common stock reserved for issuance upon exercise of outstanding stock options granted under our 2002 Equity Incentive Plan;

•	an aggregate of 2,062,594 shares of common stock reserved for issuance upon exercise of outstanding stock options granted under our 2007 Incentive Award Plan;

•	an aggregate of 603,733 shares of common stock reserved for issuance upon exercise of outstanding stock options granted under our 2011 Incentive Award Plan;

•	an aggregate of 18,056 shares of common stock subject to restriction and forfeiture outstanding granted under our 2011 Incentive Award Plan; and

•	an aggregate of 5,059,147 shares of common stock reserved for issuance pursuant to future grants under our 2011 Incentive Award Plan.

Voting Rights

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends

Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distributions, if any, as may be declared by our board of directors out of assets or funds legally available therefor.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets or funds remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.

Rights and Preferences

Shares of common stock are not convertible into any other class of capital stock. Holders of shares of common stock are not entitled to preemptive or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences, and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any shares of any series of preferred stock which we may designate in the future.

Fully Paid and Non-Assessable

All outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Preferred Stock

As of May 1, 2012, we had no shares of preferred stock outstanding.

Under the terms of our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders and subject to the limits imposed by the Delaware General Corporation Law, or the DGCL, to issue shares of preferred stock in one or more series and to designate the powers (including voting powers, if any), preferences, and rights of the shares of each such series and the qualifications, limitations, and restrictions thereof. The authority of the board of directors with respect to each series of preferred stock shall include, but not be limited to, determination of: (i) the number of shares constituting such series and the distinctive designation of that series; (ii) the dividend rate and rights; (iii) voting rights; (iv) conversion rights; (v) rights and terms of redemption (including sinking fund provisions, if any); (vi) liquidation preferences; and (vii) any other powers, preferences, rights, qualifications, limitations and restrictions of such series.

Stockholder Rights Agreement

On October 24, 2007, our board of directors adopted a stockholder rights agreement. Pursuant to this agreement, our board of directors declared a dividend distribution of one preferred stock purchase right for each outstanding share of our common stock to stockholders of record at the close of business on October 25, 2007. Each right entitles the registered holder thereof, after the rights become exercisable and until October 25, 2017 (or the earlier redemption, exchange or termination of the rights), to purchase from us one 1/1000th of a share of Series A Junior Participating Preferred Stock, or Series A share, at a price of $150.00, subject to certain anti-dilution adjustments. The preferred stock rights trade with, and not apart from, our common stock unless certain prescribed triggering events occur. The stockholder rights agreement is designed and implemented to enhance the ability of our board of directors to protect stockholder interests and to ensure that stockholders receive fair treatment in the event of any coercive takeover attempt. The stockholder rights agreement, however, is intended to discourage takeover attempts opposed by the board of directors, and may affect takeover attempts, including those that particular stockholders may deem in their best interests.

Registration Rights Agreement

Upon consummation of the Company’s initial public offering in 2007, the third amended and restated registration rights agreement, which we refer to as the Registration Rights Agreement, with certain of our stockholders became effective. Pursuant to this agreement, certain holders of “Conversion Registrable Securities” (which include shares of common stock issued upon the conversion of previously outstanding convertible preferred stock) may, at any time, subject to certain terms and conditions, require us to file with the SEC and cause to be declared effective a long-form registration statement on Form S-1 or a short-form registration on Form S-3 covering the resale of all shares of common stock held by such persons. Subject to the limitation that we will only be obligated to undertake an aggregate of three long-form registrations and three short-form registrations with respect to the Conversion Registrable Securities, we will be required to undertake such registration:

•

Upon the request of the holders of no less than a majority of Conversion Registrable Securities in the case of a long-form registration; provided, that the anticipated aggregate offering price of the Conversion Registrable Securities covered by such registration exceeds $20 million net of underwriting discounts and commissions; and

•

Upon the request of the holders of no less than 25% of Conversion Registrable Securities in the case of a short-form registration; provided, that the anticipated aggregate offering price of the Conversion Registrable Securities covered by such registration exceeds $5 million net of underwriting discounts and commissions.

Additionally, whenever we propose to register any of our common stock or other securities convertible or exchangeable into or exercisable for common stock, under the Securities Act, the holders of “Registrable Securities” will be entitled to customary “piggyback” registration rights, provided these shares may be excluded from the registration if they cause the number of shares in the offering to exceed the number of shares that the underwriters reasonably believe is compatible with the success of the offering. Other than underwriting discounts and commissions, we will pay all expenses relating to a demand or piggyback registration. We will also pay, or reimburse, the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the “Registrable Securities” included in such registration.

Pursuant to the Registration Rights Agreement, Doublemousse B.V. and Moussetrap have exercised their rights to require us to register 11,029,471 and 92,892 shares of common stock, respectively, on a shelf registration statement, and, the registration statement of which this prospectus is a part satisfies our obligation with respect to these shares that may be offered by Doublemousse B.V. and Moussetrap under this prospectus. In addition, the Company is permitting the 79,607 shares of common stock held directly by Charles Heilbronn to be included in this registration statement. Following our receipt of the demand notice from Doublemousse B.V. and Moussetrap requesting us to file this registration statement, in accordance with the Registration Rights Agreement, we notified a holder of “Registrable Securities” of our intention to file this registration statement and gave such stockholder the right to “piggyback” and register shares of common stock owned by them on this registration statement. The holder of “Registrable Securities” elected not to exercise its “piggyback” registration rights. See “Selling Stockholders” for more information on the selling stockholders.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is the American Stock Transfer & Trust Company.

Nasdaq Global Select Market

Our common stock is listed for trading on the NASDAQ Global Select Market under the symbol “ULTA”.

Delaware Takeover Statute

We are subject to Section 203 of the DGCL. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaw Provisions

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote on such amendment.

In particular, our amended and restated certificate of incorporation and amended and restated bylaws provide for the following:

Staggered Board of Directors

Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our amended and restated certificate of incorporation and amended and restated bylaws by removing our incumbent directors.

Removal of Directors, Vacancies

Directors or the entire board of directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of 66 2/3% of voting power of the shares of stock of the Company then entitled to vote at an election of directors. Vacancies on our board of directors may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Each director so chosen shall hold office until the next annual election of directors and until such director’s successor is duly elected and qualified, or until such director’s earlier resignation or removal.

No Cumulative Voting

Delaware law provides that stockholders are not entitled to the right to cumulative votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

No Written Consent of Stockholders

Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

Special meetings of our stockholders may be called only by a majority of the entire board of directors, or by either the Chairman or the President of the Company.

Advance Notice Requirement

Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nomination of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

Amendment

In order to amend the provisions of our amended and restated certificate of incorporation and amended and restated bylaws that are described above in this section, the approval of not less than 66 2/3% of the votes entitled to be cast by the holders of all the then outstanding shares of stock then entitled to vote generally in the election of directors, voting together as a single class. These provisions make it more difficult to circumvent the anti-takeover provisions of our amended and restated certificate of incorporation and our amended and restated bylaws.

Issuance of Designated Preferred Stock

Our board of directors is authorized to issue, without further action by the stockholders, up to 70,000,000 shares of designated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. We currently have 400,000 shares of preferred stock designated as

Series A Junior Participating Preferred Stock. As of the date of this prospectus, we did not have any shares of preferred stock outstanding. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Limitation of Liability and Indemnification of Executive Officers and Directors

Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation provides that we shall indemnify our directors against liability to the corporation or stockholders to the fullest extent permissible under the DGCL. Our amended and restated bylaws provide that we shall indemnify our directors, officers and those serving at the request of the corporation to the fullest extent permissible under the DGCL, including in circumstances in which indemnification is otherwise discretionary under the DGCL. We also maintain director and officer liability insurance. These indemnification provisions are sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

SELLING STOCKHOLDERS

The following table provides the names of the selling stockholders and the number of shares of our common stock offered by them under this prospectus. The shares offered by this prospectus may be offered from time to time by the selling stockholders (or their pledgees, donees, transferees, assignees or other successors-in-interest) listed below. The selling stockholders are not obligated to sell any of the shares of common stock offered by this prospectus. The information regarding shares beneficially owned after the offering assumes the sale of all shares offered by the selling stockholders.

Except as indicated by footnote below or otherwise disclosed in this prospectus, the selling stockholders do not have any position, office or other material relationship with us or any of our affiliates, nor have they had any position, office or material relationship with us or any of our affiliates within the past three years. None of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Information with respect to beneficial ownership has been furnished to us by or on behalf of the selling stockholders and may change from time to time. Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote below, to our knowledge, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by such persons. The percentage of shares beneficially owned prior to the offering is based on 62,883,482 shares of common stock outstanding as of May 1, 2012.

	Shares Beneficially Owned Before the Offering		Maximum Number of Shares Being Offered	Shares Beneficially Owned After the Offering
Name	Number	Percent		Number	Percent
Doublemousse B.V. (1)	11,029,471	17.5%	11,029,471	—	—
Moussetrap (2)	92,892	*	92,892	—	—
Charles Heilbronn (3)	11,201,970	17.8%	11,201,970	—	—

*	Represents less than 1%.

(1)	The shares are indirectly beneficially owned by (a) Chanel International B.V., the parent company of Doublemousse, and (b) Charles Heilbronn, who has been granted a power of attorney and proxy to exercise voting and investment power with respect to the shares. Mr. Heilbronn disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Doublemousse is party to the Third Amended and Restated Registration Rights Agreement, dated July 18, 2007, between the Company and the stockholders set forth on the signature pages thereto. The address of Doublemousse is Boerhaavelaan 22, 2713 HX Zoetermeer, The Netherlands.

(2)

The shares are indirectly beneficially owned by Mr. Heilbronn, who is the sole stockholder of one of Moussetrap’s general partners, Mousseless Inc. Mr. Heilbronn disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. The address of Moussetrap is 9 West 57th Street, New York, NY 10019.

(3)

Of the 11,201,970 shares of common stock shown as beneficially owned by Mr. Heilbronn, Mr. Heilbronn holds 79,607 shares directly and is deemed to beneficially own all 11,029,471 shares of common stock held by Doublemousse B.V. and 92,892 shares of common stock held by Moussetrap. Mr. Heilbronn has sole voting power and sole investment power with respect to the 79,607 shares he holds directly, and he has been granted a power of attorney and proxy to exercise voting and investment power with respect to all of the shares shown as beneficially owned by Doublemousse B.V. Pursuant to this authority, Mr. Heilbronn makes all voting and investment decisions with respect to all such shares and may be deemed to beneficially own all such shares. As the sole stockholder of one of Moussetrap’s general partners, Mousseless Inc., Mr. Heilbronn may be deemed to beneficially own all of Moussetrap’s shares. Mr. Heilbronn disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein. Mr. Heilbronn is a member of the board of directors of the

Company and has served as a director since 1995. Additionally, Mr. Heilbronn is party to the Third Amended and Restated Registration Rights Agreement, dated July 18, 2007, between the Company and the stockholders set forth on the signature pages thereto. The address of Mr. Heilbronn is 9 West 57th Street, New York, NY 10019.

PLAN OF DISTRIBUTION

The selling stockholders (including their pledgees, donees, transferees, assignees or other successors-in-interest) may sell the shares from time to time on any stock exchange or automated interdealer quotation system on which the shares are listed, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the shares by one or more of the following methods, without limitation:

(a) block trades in which the broker or dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

(b) purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;

(c) an exchange distribution in accordance with the rules of any stock exchange on which the shares are listed;

(d) ordinary brokerage transactions and transactions in which the broker solicits purchases;

(e) by pledge to secure debts or other obligations;

(f) underwritten offerings;

(g) directly to institutional investors;

(h) through agents to the public or to institutional investors;

(i) privately negotiated transactions;

(j) through the distribution of the shares by any selling stockholder to its partners, members or stockholders;

(k) any combination of any of these methods of sale; or

(l) by any other legally available means, including short sales or through the issuance of derivative securities, including warrants, exchangeable securities, forward delivery contracts and the writing of options on the shares, whether or not the options are listed on an options exchange.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares. These brokers or dealers may act as principals, or as an agent of the selling stockholders. Broker-dealers may agree with the selling stockholders to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares acting as agent for the selling stockholders, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares as principals may thereafter resell the shares from time to time in transactions on any stock exchange or automated interdealer quotation system on which the shares are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the shares in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus, regardless of whether the shares are covered by this prospectus. The selling stockholders have advised us that none of their affiliates are brokers or dealers registered with the SEC but to the extent the affiliates of the selling stockholders become brokers or dealers registered with the SEC, none of them will act as a broker or dealer in effecting sales of the shares covered by this prospectus, unless permitted to do so pursuant to advice received from the Financial Industry Regulatory Authority, Inc., or FINRA.

To the extent required under the Securities Act, the aggregate amount of the selling stockholders’ shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the shares may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholder’s shares for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary brokerage commissions). Any public offering price and any discounts, commissions, concessions or other items constituting compensation allowed or reallowed or paid to underwriters, dealers or agents may be changed from time to time.

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the shares sold by them may be deemed to be underwriting discounts and commissions.

In any event, the aggregate amount of compensation in the form of underwriting discounts, concessions, commissions or fees and any profit on the resale of shares by the selling stockholders that may be deemed to be underwriting compensation pursuant to FINRA Rule 5110 will not exceed 8% of the gross proceeds of this offering to the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “ULTA”.

The selling stockholders may loan or pledge the shares offered hereby to a broker-dealer and the broker-dealer may sell the shares offered hereby so loaned or upon a default may sell or otherwise transfer the pledged shares offered hereby.

We have agreed to indemnify in certain circumstances the selling stockholders and any underwriters of the shares covered by the registration statement, against certain liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us in certain circumstances against certain liabilities, including liabilities under the Securities Act up to the net amount received by such selling stockholder from the sale of securities covered by such registration statement.

The shares offered hereby were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act. The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders. We will not receive any proceeds from sales of any shares by the selling stockholders. We will pay all of the expenses incident to the registration of such shares, other than underwriting fees, discounts or commissions and transfer taxes. We cannot assure you that the selling stockholders will sell all or any portion of the shares offered hereby.

We have agreed to use our best efforts to keep the registration statement of which this prospectus is a part effective until such time as any shares of common stock covered hereby have been sold.

LEGAL MATTERS

The validity of the shares offered by this prospectus will be passed upon for us by Latham & Watkins LLP, Chicago, Illinois.

EXPERTS

The financial statements of Ulta Salon, Cosmetics & Fragrance, Inc. appearing in Ulta Salon, Cosmetics & Fragrance, Inc.’s Annual Report (Form 10-K) for the fiscal year ended January 28, 2012, and the effectiveness of Ulta Salon, Cosmetics & Fragrance, Inc.’s internal control over financial reporting as of January 28, 2012, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. You may also access filed documents at the SEC’s web site at www.sec.gov.

This prospectus is part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act. Pursuant to the SEC rules, this prospectus, which forms a part of the registration statement, does not contain all of the information in such registration statement. You may read or obtain a copy of the registration statement, including exhibits, from the SEC in the manner described above.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents instead of having to repeat this information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the termination of the offering; provided, however, that we are not incorporating any information furnished under any of Item 2.02 or Item 7.01 of any current report on Form 8-K:

•	our Annual Report on Form 10-K for the fiscal year ended January 28, 2012, filed with the SEC on March 28, 2012;

•	our Proxy Statement on Schedule 14A for the annual stockholders’ meeting to be held on May 31, 2012, filed with the SEC on April 20, 2012;

•	our Current Reports on Form 8-K filed with the SEC on February 17, 2012 and March 8, 2012;

•

the description of our common stock, par value $0.01 per share, contained in our registration statement on Form 8-A filed with the SEC on October 24, 2007, including any amendments or reports filed for the purpose of updating the description; and

•

the description of our Series A Junior Participating Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed with the SEC on October 24, 2007, including any amendments or reports filed for the purpose of updating the description.

Any statement incorporated herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a free copy of any of the documents incorporated by reference in this prospectus by writing to us or telephoning us at the address and telephone number set forth below.

Ulta Salon, Cosmetics & Fragrance, Inc

Attn: Investor Relations

1000 Remington Blvd., Suite 120

Bolingbrook, Illinois 60440

(630) 410-4800

You may also access all of the documents above and incorporated by reference into this prospectus free of charge at our website www.ulta.com. The reference to our website does not constitute incorporation by reference of the information contained on such website.

7,000,000 Shares

Ulta Salon, Cosmetics & Fragrance, Inc.

Common Stock

PROSPECTUS SUPPLEMENT

May 9, 2012

Goldman, Sachs & Co.	J.P. Morgan

William Blair	Piper Jaffray	Wells Fargo Securities